FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Quarterly Report for Period ending March 31, 2004

2.

Management Discussion & Analysis for Period ending March 31, 2004

3.

Certifications of CEO and CFO

4.

Year End Report for Period ending December 31, 2003

5.

Management Discussion & Analysis for Period ending December 31, 2003

6.

Certifications of CEO and CFO

7.

Notice of Annual and Special Meeting

8.

Information Circular

9.

Proxy

10.

News Release dated May 10, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: May 26, 2004

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Cusac Gold Mines Ltd. which include the accompanying interim consolidated balance sheets as at March 31, 2004 and the interim consolidated statements of loss, d deficit and cash flows for the three-month periods ended March 31, 2004 and 2003 are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, BDO Dunwoody, LLP. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

	March 31 2004	December 31 2003
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 1,035,959	$ 1,128,965
Receivables	12,167	7,362
Prepaid expenses	27,750	19,922
	1,075,876	1,156,249
Long-term investments and advances (Note 6)	504,367	498,786
Capital assets, net of accumulated
amortization of $1,980,091 (2003 - $1,934,938))	95,609	102,140
Resource properties (Note 7)	2,211,569	2,211,569
	$ 3,887,421	$ 3,968,744

Liabilities and Shareholders’ Equity

Liabilities
Current:
Accounts payable and accrued liabilities	461,837	520,192
Share subscription payable	16,750	-
	478,587	520,192
Shareholders’ equity
Share capital (Note 8)	19,597,606	19,404,606
Contributed surplus (Note 4 & 11 )	990,292	990,292
Deficit (Note 4 & 11)	(17,179,064)	(16,946,346)
	3,408,834	3,448,552
	$ 3,887,421	$ 3,968,744

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

 “Guilford H. Brett”

“David H. Brett”

Director

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

For the Three Months Ended March 31

 (Unaudited)

	2004	2003
Revenue	$ -	$ -
Expenses
Exploration	62,464	43,177
Administration	166,383	109,899
Amortization of capital assets	7,453	4,404
	236,300	157,480
Loss from operations:	(236,300)	(157,480)
Other income
Interest income	3582	-
Net loss for the period	(237,718)	(157,480)
Deficit, beginning of period	(16,946,346)	(15,479,987)
Deficit, end of period	$ (17,179,064)	$ (15,637,467)
Net Loss per share – basic and diluted	$ .006	$ .005
Weighted average shares outstanding	39,789,870	33,407,470

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

For the Three Months Ended March 31

 (Unaudited)

	2004	2003
Cash flows from operating activities
Net loss for the period	$ (237,718)	$ (157,480)
Items not requiring cash
Amortization of capital assets	7,453	4,404
	(230,265)	(153,076)
Net change in
Receivables	(4,805)	(3,652)
Prepaid expenses	(7,828)	2,363
Accounts payable and accrued liabilities	(58,355)	(37,646)
	(301,253)	(192,011)
Cash flows from financing activities
Share capital and subscription received	209,750	437,969
Cash flows from investing activities
Purchase of capital assets	(922)	(52,832)
Proceeds on disposition of capital assets	-	-
Investment in and advances to affiliated companies	(5,581)	(4,107)
	(6,503)	(56,939)
(Decrease) Increase in cash for the period	(98,006)	189,019
Cash and cash equivalents beginning of period	1,128,965	223,475
Cash and cash equivalents, end of period	$ 1,035,959	$ 412,494

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2004

 (Unaudited)

1.

Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2001 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company plans to raise additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine when economically feasible. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

3.

Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4.

Change in Accounting Policy

Effective January 1, 2004, the Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the reported loss and deficit by $15,343 in 2003 and $8,025 in 2002, with corresponding increases in the reported contributed surplus.

5.

Cash and Cash Equivalents

The balance consist of cash and the principal and accrued interest of 30-day term deposits. Interest income is earned at an annual rate of 1.6%

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2004

 (Unaudited)

6.

Long-term Investments and Advances

	March 31 2004	Dec 31 2003
Investments in common shares
Consolidated Pacific Bay Minerals Ltd.- 8% interest in common shares	$ 95,080	$ 95,080
ClearFrame Solutions Inc. - 5% interest in common shares	282,064	207,064
	377,144	302,144
Advances
ClearFrame Solutions Inc.	5,066	95,117
Consolidated Pacific Bay Minerals Ltd	117,705	101,525
.Knexa Solutions Ltd.	4,452	-
	127,223	196,642
	$ 504,367	$ 498,786

7.

Resource Properties

	March 31, 2004	Dec 31, 2003
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,211,569	$ 2,211,569
Golden Loon, cost of claim	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)
	-	-
Tulameen Platinum, cost of claim	8,000	8,000
Less: recovery of cost	(8,000)	(8,000)
	-	-
	$ 2,211,569	$ 2,211,569

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2 ½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes.

8.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company during the quarter ended March 31, 2004 amounted to $28,500 ($28,500 for the same period in 2003).

b)

The Company received $9,750 ($15,000 for the same period in 2003) for rent and administrative services provided to companies with common directors. The full amount is recorded as a reduction of administration expenses.

Transactions with related parties were in the normal course of operations and are recorded at the exchange value, being the amount established and agreed to by the related parties.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2004

 (Unaudited)

9.     Share capital

Authorized

     5,000,000 preference shares, no par value

100,000,000   common shares, no par value

Issued

Common shares

	Shares Issued	Amount
Balance, January 1, 2004	39,400,981	$ 19,404,606
Issued during the period
Options exercised	20,000	5,000
Warrants exercised	500,000	188,000
Balance, March 31, 2004	39,920,981	$ 19,597,606

A summary of the warrants outstanding at March 31, 2004 is as follows:

Exercise Price
Number	Year 1	Year 2	Expiry Date
290,000	$ 0.17	$ 0.20	August 1, 2004
60,000	$ 0.50		April 8, 4004
3,944,500	$ 0.47		June 1, 2005
4,294,500

Subsequent to March 31, 2004, 33,500 warrants with an exercise price of $0.50 were exercised for gross proceeds of $16,750.

Common share options exercisable and outstanding as at March 31, 2004, are as follows:

Number	Exercise Price	Expiry Date
40,000	$ 0.25	May 22, 2005
1,250,000	$ 0.36	July 28, 2005
820,000	$ 0.37	November 14, 2006
2,110,000

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2004

 (Unaudited)

10.  Differences Between Canadian and United States Generally Accepted Accounting Principles

During 2004, the Company adopted new Canadian GAAP rules regarding the utilization of the fair value based method to account for options granted to employees. US GAAP does not require the fair value method to account for employees based options as of January 1, 2002. Since the Company has not granted any options to employees in 2004, the retroactive adoption without restatement of the new Canadian requirements has not created differences between Canadian and US GAAP with respect to the Company’s shareholder’s equity at March 31, 2004 nor the net loss for the three months ended March 31, 2004. There would, however, have been no adjustment to deficit at January 1, 2004 under US GAAP as was required under Canadian GAAP.

11.  Comparative Figures

Comparative figures for March 31, 2004 and December 31, 2003 were restated to conform to current period’s presentation.

FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

FOR

CUSAC GOLD MINES LTD.

OVERVIEW

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing precious metals. As reflected on the attached financial statements, no revenues were achieved the period. Revenues reflected on the statements for years previous were derived from the Company’s Table Mountain Gold Mine in northern British Columbia.   Full-time operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades.   During the last few years, the price of gold has surged and renewed interest investor in Cusac has resulted.  Based on this renewed interest, Cusac is currently seeking financing required to place its property back into production, but there is no guarantee that such financing will be obtained.

During the period the Company entered into a financing arrangement with Canaccord Capital Corp whereby Canaccord undertook to sell a $3 million offering of convertible debentures so that the Company would have sufficient funds to place the Table Mountain Gold Mine back into production.  Subsequent to the end of the period, Canaccord terminated the financing, citing market conditions.  The price of gold fell sharply in April 2004, as did the price of many gold mining stocks, causing uncertainty and caution on the part of investors.  Cusac management is disappointed that the Canaccord financing did not go ahead, but remains confident that it will be able to raise the funds necessary to place Table Mountain back into production.

Exploration Activity

Exploration expenditures for the period were $62,464 for activities carried out on the Table Mountain Property.  Subsequent to the end of the period, in keeping with improved weather conditions in May, a considerably expanded exploration program commenced at Table Mountain.  Under agreements with investors subscribing to the Company’s December 31, 2003 “flow-through” financing, the Company is required to spend during calendar 2004 all of the $1,050,000 raised under that financing.

Tulameen Joint Venture Property Status

During a  prior period, Bright Star Ventures and Cusac Gold Mines determined that underlying terms to the properties acquired were not previously disclosed to the parties and that such terms could have a material effect on the parties' interest in the subject properties. Accordingly, the parties to protect its property interest have now commenced a court action to clarify the terms of the property acquisition.

The parties have commenced an action in the Supreme Court of British Columbia against Bruce Perry, Aboriginal Investments Ltd., Terrence P. Wells, Terrence C. Wells, Anthony Perry Joe and Leonard Percy Joe (together the defendants). Bright Star and Cusac are seeking damages against all defendants for damages relating to breach of implied and express terms of the transfer of the foregoing mineral claims to Cusac. The action was commenced by writ of summons and a statement of claim has been filed.  These legal proceedings continued during the period.

Liquidity And Capital Resources

During the period, the Company’s expenditures have been financed through equity financing.  Equity financing raised for the period was $209,750, compared to $437,969 for the same period in 2003.  Accounts payable and accrued liabilities were at the end of the period were $461,837 compared to $476,976 during the similar period in 2003.

At December 31, 2003, the Company had a working capital surplus $597, 289.  However, as the majority of cash on hand at March 31, 2004 is earmarked for exploration under the terms of the aforementioned “flow-through” financing, the Company is experiencing a shortfall in non-exploration working capital. Management had planned to cover this shortfall with the previously described debenture financing, but, as the financing did not proceed, is now seeking alternative working capital financing.

Outlook

Management is seeking financing to reactivate commercial production at the Table Mountain Mine.  The prospects for obtaining additional funding for production and exploration remain positive in light of the continued strength of the price of gold.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Guilford H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending March 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information inclused in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by  others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 18th day of May, 2004

“Guilford H. Brett”

Guilford H. Brett

President & CEO

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, David H. Brett, the issuer, Vice-President and CFO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending March 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 18th day of May, 2004

“David H. Brett”

David H. Brett

Vice-President & CFO

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2003 and 2002

(Stated in Canadian Dollars)

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2003 and 2002

(Stated in Canadian Dollars)

Contents

Auditors' Report

2

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

3

Consolidated Financial Statements

Balance Sheets

4

Statements of Operations and Deficit

5

Statements of Cash Flows

6

Summary of Significant Accounting Policies

7 – 10

Notes to the Financial Statements

11 - 27

BDO Dunwoody LLP

600 Park Place

Chartered Accountants

666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Auditors' Report

To The Shareholders of

Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2003 and 2002 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

April 26, 2004

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

December 31	2003	2002
Assets
Current
Cash and cash equivalents (Note 5)	$ 1,128,965	$ 223,475
Receivables	7,362	18,047
Prepaid expenses	19,922	7,365
	1,156,249	248,887

Long-term investments and advances (Note 2)	498,786	363,543
Capital assets (Note 3)	102,140	18,119
Resource properties (Note 4)	2,211,569	2,211,569
	$ 3,968,744	$ 2,842,118
Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities	$ 520,192	$ 514,619
Loans from related parties (Note 6)	-	6,246
	520,192	520,865
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
39,400,981 (2002 – 32,630,356) common shares	19,404,606	17,454,916
Contributed surplus (Note 8)	966,924	346,324
Deficit	(16,922,978)	(15,479,987)
	3,448,552	2,321,253
	$ 3,968,744	$ 2,842,118

Approved by the Board:

   “Guilford H. Brett”

Director

“David H. Brett”

Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

For the years ended December 31	2003	2002	2001

Expenses
Administration including stock based compensation of
$620,600 (2002 - $346,324; 2001 - $Nil)	$ 1,119,424	$ 784,388	$ 323,157
Amortization of capital assets	42,103	4,066	3,600
Resource property acquisition and exploration	296,332	338,668	148,404
Resource property and capital asset write-downs (Note 4)	-	-	26,000

Loss from operations	(1,457,859)	(1,127,122)	(501,161)

Other income (expenses)
Gain (loss) on sale of investments	-	(7,427)	(21,986)
Gain on equipment disposal	12,662	1,605	61,164
Gain on partial sale of property	-	-	7,000
Interest	2,206	3,938	2,516
Reclamation expense recovery	-	-	38,037
Investment write-down (Note 2)	-	(35,000)	(18,893)

	14,868	(36,884)	67,838

Net loss for the year	(1,442,991)	(1,164,006)	(433,323)

Deficit, beginning of year	(15,479,987)	(14,315,981)	(13,882,658)

Deficit, end of year	$ (16,922,978)	$ (15,479,987)	$ (14,315,981)

Loss per share – basic and diluted	$ (0.04)	$ (0.04)	$ (0.02)

Weighted average shares outstanding	34,506,123	29,273,211	26,453,502

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

For the years ended December 31	2003	2002	2001
Cash provided by (used in)
Operating activities
Net loss for the year	$ (1,442,991)	$ (1,164,006)	$ (433,323)
Items not involving cash
Acquisition of resource property interests for shares	-	8,000	-
Amortization of capital assets	42,103	4,066	3,600
Investment and advances write-down	-	35,000	18,893
Gain on equipment disposal	(12,662)	(1,605)	(61,164)
Gain on partial sale of property	-	-	(7,000)
Loss (gain) on sale of investments	-	7,427	21,986
Stock-based compensation	620,600	346,324	-
Resource property and capital asset write-downs	-	-	26,000
Net change in
Receivables	10,685	(14,249)	(1,153)
Prepaid expenses	(12,557)	(6,289)	(1,076)
Accounts payable and accrued liabilities	5,573	59,561	169,567
	(789,249)	(725,771)	(263,670)
Financing activities
Proceeds from (repayment of) related party loans	(6,246)	(47,317)	27,534
Share capital and subscriptions received, net	1,949,690	1,232,668	249,625
(Repayment of) proceeds from bank overdraft	-	(9,235)	(3,303)
	1,943,444	1,176,116	273,856
Investing activities
Acquisition of capital assets	(126,124)	(12,198)	-
Proceeds on equipment disposal	12,662	1,605	61,502
Proceeds on partial sale of property	-	-	15,000
Advances to affiliated companies	(135,243)	(192,335)	(110,985)
Investment in affiliated and other companies	-	(81,835)	-
Net proceeds on disposal of investments	-	57,893	24,297
	(248,705)	(226,870)	(10,186)
Increase in cash	905,490	223,475	-
Cash and cash equivalents, beginning of year	223,475	-	-
Cash and cash equivalents, end of year	$ 1,128,965	$ 223,475	$ -
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$ -	$ 8,000	$ 8,000
Stock-based compensation (Note 8)	$ 620,600	$ 346,324	$ -
Settlement of debt with shares and warrants (Note 7)	$ -	$ 45,500	$ -
Shares received as settlement of advances receivable	$ 120,000	$ -	$ 97,000
Transfer of investment as settlement of accounts payable and administration expenses	$ -	$ -	$ 68,000

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies

(Stated in Canadian Dollars)

December 31, 2003 and 2002

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, being in a care and maintenance mode the occurrence of significant losses in recent years and the Company’s deficit raise substantial doubt about the validity of this assumption.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations.  Management’s plans in this regard are to diversify its resource property holdings and obtain sufficient equity or debt financing to enable the Company to continue its efforts towards the exploration and development of new mineral properties and recommence producing gold at the Table Mountain Mine when economically feasible.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting

The Company follows Canadian generally accepted accounting principles for a mining company as set out below.  Differences from United States accounting principles are disclosed in Note 12 to these financial statements.

All figures are reported in Canadian dollars.  Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2003 US $1 : CDN $1.2946 CDN $(1.4010) December 31, 2002 US $1 : CDN $1.5769 CDN $(1.5702) December 31, 2001 US $1 : CDN $1.5911 CDN $(1.5490)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.  At times, such investments may be in excess of federal insurance limits.

Capital Assets	Capital assets are recorded at cost. Amortization is recorded over the estimated useful life of the capital assets on the straight-line basis as follows:

Mine plant and buildings - 10% Mine equipment - 30% Office equipment - 20% - 30% Automotive equipment - 30% Leasehold improvements - over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

The Company periodically evaluates the future recoverability of resource properties.  Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2003, the Company had no material option agreements outstanding other than an option agreement entered into with Aboriginal Investment Ltd. in March 2001 for the exploration and possible development of the Tulameen Platinum Property.  Details of the agreement are set out in Note 4 to these financial statements.

Future Income Taxes

Income and resource taxes are accounted for by the liability method.  Under this method, income and resource taxes reflect the deferral of such taxes to future years.  The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long Term Investments

Long term investments which consist primarily of investments in public companies are recorded at cost less write-downs, when in management’s opinion a permanent impairment in value has occurred.  Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could materially differ from those estimates.  The assets which required management to make significant estimates and assumptions in determining carrying value include long-term investments, capital assets and resource properties.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2003, 2002 and 2001, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 6,924,500 (2002 - 4,735,625; 2001 – 1,695,625) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash and cash equivalents, receivables, long-term investments and advances, accounts payable and accrued liabilities and loans from related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Unless otherwise noted, fair values approximate carrying values for these financial instruments.

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”.  It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002.  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants and directors for consulting services be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option pricing model.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company continues to use the intrinsic value method of accounting for stock options granted to directors (for services rendered as a director) and employees, as allowed under the new section.  Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of options granted equals or exceeds the market value of the underlying common shares.  The proceeds received on exercise of stock options are credited to share capital.  The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002 (Note 8).

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2003 and 2002

1.

Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties.  As at December 31, 2003, the Company’s principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode.  The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as future profitable production or proceeds from the disposition of such properties.

2.

Long-term Investments and Advances

	2003	2002
Investments
Consolidated Pacific Bay Minerals Ltd., 8% interest in common shares (2002 – 5%)	$ 95,080	$ 45,080
Clear Frame Solutions Inc. (formerly Knexa Solutions Inc., 5% interest in common shares (2002 – 3%) and warrants	207,064	137,064

	302,144	182,144
Advances
Clear Frame Solutions Inc.	95,117	75,026
Consolidated Pacific Bay Minerals Ltd.	101,525	106,373

	$ 498,786	$ 363,543

The advances are unsecured, non-interest bearing and without specific terms of repayment.  Consolidated Pacific Bay Minerals Ltd. and Clear Frame Solutions Inc. (formerly Knexa Solutions Inc.) have common directors with the Company.  Subsequent to December 31, 2003, the Company collected $75,000 of advances from Clear Frame Solutions Inc. and subsequently acquired 1,500,000 shares in Clear Frame Solutions Inc. for $75,000.

In 2003, Consolidated Pacific Bay Minerals Ltd. issued 500,000 (2002 – Nil) common shares and Clear Frame Solutions Inc. issued 700,000 (2002 – Nil) common shares to the Company as repayment of advances totaling $50,000 and $70,000, respectively.  The share valuations approximating the trading price of the issuing companies’ common shares on the date agreements were entered into to settle the debts.

2.

Long-term Investments and Advances – Continued

Aggregate cost and market value information with respect to long-term investments as at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Aggregate cost, net of write-downs	$ 302,144	$ 182,144
Aggregate market value	$ 238,131	$ 103,717
Gross unrealized losses	$ 64,013	$ 78,427
Gross unrealized gains	$ -	$ -

During 2003, 2002 and 2001, the Company wrote down the value of its long-term investments and advances as follows:

	2003	2002	2001
Investments
Consolidated Pacific Bay Minerals Ltd.	$ -	$ 35,000	$ 18,893

4.

Capital Assets

 2003

2002

Accumulated

Net Book

Accumulated

Net Book

Cost

  Amortization

Value

        Cost

 Amortization

Value

Automotive

  equipment

$

 149,461

$

140,558

$

8,903

$

144,461

$

136,742

$

7,719

Leasehold

  improvements

2,128

2,128

-

2,128

2,128

-

Mine plant and

  buildings

515,265

515,265

-

515,265

515,265

-

Mine equipment

1,344,771

1,261,686

83,085

1,226,513

1,225,935

578

Office equipment

63,153

53,001

10,152

60,287

50,465

9,822

$ 2,074,778

$1,972,638

$102,140

$1,948,654

$

1,930,535

$18,119

4.

Resource Properties

	2003	2002
British Columbia, Canada

Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167

	7,878,569	7,878,569

Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)

	2,211,569	2,211,569
Golden Loon
Cost of claims	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)

	-	-
Tulameen Platinum
Cost of claim	8,000	8,000
Less: recovery of cost	(8,000)	(8,000)

	-	-

	$ 2,211,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Mine property (the “Property”) is located in the Cassiar district of British Columbia.  The Property consists of 159 (2002 – 142) full and fractional mineral claims and Crown Grants (approximately 954 units), with hard rock claims covering an area of approximately 16,468 hectares (63.6 square miles).  During 2002 and 2001, the Company forfeited certain non-producing Table Mountain claims on the fringe of the property.  In management’s opinion, the abandonment of these claims did not impair the property’s estimated reserves, accordingly, no related costs were written off.

Included in deferred development costs is $114,444 (2002 - $114,444) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

Commitments and Contingencies:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes.

4.

Resource Properties - Continued

Golden Loon Property

The Company entered an exploration and joint venture operation agreement (the “Agreement”) for the exploration and possible development of 193 mineral claims located in the Kamloops mining division known as the Golden Loon Property.  In 2000, the Company issued 100,000 shares valued at $16,000 and a cash payment of $10,000 upon signing of the agreement.  During the year ended December 31, 2001, the Company incurred $101,382 of exploration costs on the property.  In June 2001, the Company decided to abandon the project and accordingly, wrote-off the related deferred costs of $26,000.

Tulameen Platinum Property

On March 15, 2001, the Company entered into an agreement to acquire a four-year option on the Tulameen Platinum Property (53 units) located in the Similkameen Mining Division of the Province of British Columbia in exchange for:

-

the issuance of 100,000 shares (valued at $8,000 based on trading value of the Company’s common shares around the date of agreement) and a cash payment of $15,000 on or before August 1, 2001 (which was fully paid by Bright Star Ltd.  See the Bright Star Agreement below);

-

the issuance of 100,000 shares (issued) and $25,000 (paid) on August 1, 2002;

-

the issuance of 100,000 shares (not issued) and payment of $50,000 (unpaid) on August 1, 2003;  and

-

the issuance of 100,000 shares and payment of $200,000 on August 1, 2004.

The Company is also obligated to pay a 2.5% net smelter royalty with a 1.0% buy back provision for $400,000 and to spend a minimum on exploration and development costs of $75,000 in the first year and $125,000 each subsequent year during the four-year option period.

Bright Star Agreement

In March 2001, the Company entered into a letter of intent with Bright Star Ltd. (“Bright Star”) granting Bright Star the right and option to earn up to 70% of the Company’s interest in the Tulameen Platinum property under the following terms:

-

In exchange for 50% of the Company’s interest, Bright Star is to pay the Company $15,000 (which was received by the Company) upon execution of the Agreement.  Bright Star also has to spend $75,000 on exploration and development costs on or before August 1, 2002 and $125,000 on or before August 1, 2003 on the Tulameen property.  A one year grace period applies to all work commitments.  Also, Bright Star is to pay the claim holder $15,000 on or before August 1, 2001 (which has been paid) and $25,000 (which has been paid) on or before August 1, 2003.

-

Both parties agreed that any cash or stock payments to the claim holders subsequent to August 2003 would be shared on a pro-rata basis.

-

Bright Star is to complete the second phase of the exploration program which will include a pre-feasibility scoping study which requires expenditures not to exceed $300,000 to earn an additional 20% of the Company’s interest in the property.

4.

Resource Properties - Continued

During the year ended December 31, 2003 the Company filed an action against the beneficial owner and its representatives alleging that in order to induce the Company to enter into an agreement to acquire the option on the Tulameen property the beneficial owner and its representatives misrepresented their interest and ownership of the property. Management is seeking damages relating to exploration expenses incurred. Consequently, not all the shares to be issued and cash payments required under the agreement have been made. The outcome of these matters is not presently determinable. However, any recovery of past payments and exploration costs will be recorded as a reduction of exploration costs when received.

5.

Line of Credit

Subsequent to December 31, 2003, the Company arranged a $57,000 letter of credit facility and a $100,000 line of credit with a bank bearing interest at prime (3.75% at December 31, 2003) per annum which is collateralized by the Company’s cash and cash equivalents.

6.

Loans From Related Parties

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $Nil (2002 - $6,246).

7.

Share Capital

a)

Issued common shares

	2003		2002		2001
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	32,634,356	$ 17,451,148	27,124,356	$ 16,140,348	25,638,731	$ 15,912,723

Issued during the year for:

Cash (net of share issue costs in 2003 of $118,915)	3,990,000	1,274,785	2,650,000	698,500	685,625	102,125
Settlement of debt (Note 7(d))	-	-	250,000	45,500	-	-
Warrants exercised	1,055,625	194,905	340,000	78,500	-	-
Options exercised	1,725,000	485,368	1,970,000	450,300	700,000	117,500
Property (Note 4)	-	-	100,000	8,000	100,000	8,000
Subscriptions received	-	-	200,000	30,000	-	-

	39,404,981	19,406,206	32,634,356	17,451,148	27,124,356	16,140,348

Subscriptions received	-	-	-	5,368	-	30,000
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	39,400,981	$ 19,404,606	32,630,356	$ 17,454,916	27,120,356	$ 16,168,748

7.

Share Capital - Continued

In March 2003, the Company issued 400,000 units by way of a private placement for proceeds of $148,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.42 for a one-year period.

In April 2003, the Company issued 60,000 units by way of a private placement for proceeds of $27,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a one-year period.

In December 2003, the Company issued 3,430,000 units by way of a private placement for gross proceeds of $1,218,700.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.47 for an eighteen month period.

In December 2003, the Company also issued 100,000 shares as a finance fee to an agent in connection with the above-noted private placement.  These shares were valued based on the trading price of the common shares on the date of agreement.  At the agreement date the market value of these shares was approximately $35,000.  Additionally, the Company issued 514,500 agent warrants entitling the holder to purchase one non-flow-through common share at an exercise price of $0.47 for an eighteen month period.

In October 2002, the Company issued 1,500,000 units by way of a private placement for proceeds of $525,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.40 for a one-year period.

In June 2002, the Company issued 200,000 units by way of a private placement for proceeds of $30,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.15 in the first year and $0.20 in the second year.

In August 2002, the Company issued 950,000 units by way of a private placement for proceeds of $143,500.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.15 and $0.17 in the first year and $0.20 in the second year.

In March 2001, the Company issued 185,625 units by way of private placement for gross proceeds of $37,125.  Each unit consisted of one common and one warrant entitling the holder to purchase one common share at an exercise price of $0.25 per share for a two year period.

In July 2001, the Company entered into a private placement agreement with an investor to issue 200,000 units for gross proceeds of $30,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.25 per share for a one-year period.  The associated warrants were issued in 2001.  The full amount of the proceeds was received in 2001 and the shares were issued in March 2002.

In October 2001, the Company completed a private placement of 500,000 shares of common stock for gross proceeds of $65,000.

7.

Share Capital - Continued

a)

Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2003, 2002 and 2001:

	Number	Weighted Average Exercise price
Balance, December 31, 2000	650,000	0.36
Issued	385,625	0.25
Expired	(650,000)	0.36
Balance, December 31, 2001	385,625	0.25
Issued	2,900,000	0.29
Exercised	(340,000)	0.23
Balance, December 31, 2002	2,945,625	$0.29
Issued	4,404,500	$0.47
Exercised	(1,055,625)	$0.18
Expired	(1,500,000)	$0.40
Balance, December 31, 2003	4,794,500	$0.44

A summary of the warrants outstanding at December 31, 2003 is as follows:

	Exercise Price
Number	Year 1	Year 2	Expiry Date

100,000	$0.17	$0.20	June 17, 2004
290,000	$0.17	$0.20	August 1, 2004
400,000	$0.42		March 11, 2004
60,000	$0.50		April 8, 2004
3,944,500	$0.47		June 1, 2005

4,794,500

Subsequent to year end, 533,500 warrants with a weighted average exercise price of approximately $0.38 were exercised for gross proceeds of $204,750.

*

Subsequent to year end, 26,500 warrants expired unexercised.

7.

Share Capital - Continued

c)

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees.  There are restrictions on the number of common shares to be reserved for individuals and insiders under the Plan.  Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.  The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company can not have at any given time more than 20% of its issued shares under option.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted average exercise prices thereof:

	Number of options	Weighted Average Exercise Price

Outstanding at December 31, 2000	1,760,000	$0.24
Granted	690,000	0.17
Cancelled/expired	(440,000)	0.22
Exercised	(700,000)	0.17

Outstanding at December 31, 2001	1,310,000	0.25
Granted	2,450,000	0.25	*
Exercised	(1,970,000)	0.24

Outstanding at December 31, 2002	1,790,000	0.27
Granted	2,340,000	0.36	*
Cancelled/expired	(275,000)	0.35
Exercised	(1,725,000)	0.27

Outstanding at December 31, 2003	2,130,000	$0.36

*

The weighted average fair value of options granted during 2003 was $0.27 (2002 - $0.15) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

A summary of the common share options exercisable and outstanding at December 31, 2003 is as follows:

Number	Exercise Price	Expiry Date

110,000	$0.25	May 22, 2005
20,000	$0.25	December 9, 2005
1,180,000	$0.36	July 28, 2006
820,000	$0.37	November 14, 2006

2,130,000

Subsequent to year end, 20,000 options with a weighted average exercise price of $0.25 were exercised for gross proceeds of $5,000.

7.

Share Capital - Continued

d)

Settlement of Debt

During the year ended December 31, 2002, 250,000 shares (valued at $45,500 based upon the trading price of the common shares on the date of the agreement) and 250,000 fully exercisable warrants with exercise prices of $0.17 and $0.19 in the first year and $0.20 in the second year were issued as settlement for amounts due for consulting services owed to directors totaling $45,500 (Note 10).

A summary of the warrant terms is as follows:

	Exercise Price
Number	Year 1	Year 2	Expiry Date

200,000	$0.19	$0.20	June 17, 2004
50,000	$0.17	$0.20	August 1, 2004

8.

Stock-Based Compensation

a)

The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and uses the intrinsic method for options granted to employees.  Accordingly, the Company attributes no compensation expense to stock-based awards granted to employees when the exercise price of the options granted is greater than the quoted market price of the underlying common stock.  On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years.  On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37. Compensation expense to non-employees and directors for consulting services is determined using the Black-Scholes option pricing model. All options granted during the year vested immediately.  Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants were as follows:

	2003	2002
Risk-free rate	2.99% to 3.54%	3.21% to 3.40%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	127%	146%
Weighted average expected life of the options (months)	36	12

For the year ended December 31, 2003, the compensation cost for stock options granted to non-employees totaled $620,600 (2002 - $346,324) which was included in administrative expenses and credited to contributed surplus.

8.

Stock-Based Compensation - Continued

On May 22, 2002, the Company granted 120,000 stock options to directors and 1,380,000 stock options to certain consultants.  All of these options had an exercise price of $0.25 and a term of three years.  On August 22, 2002 and September 9, 2002, the Company granted 500,000 stock options and 450,000 stock options, respectively, with an exercise price of $0.26 for three years to consultants.  All options granted during 2002 vested immediately.

b)

The pro-forma disclosures of the effect of applying the fair value based method of Stock Based Compensation to employees rather than the adopted intrinsic method are as follows:

	Year Ended December 31 2003	Year Ended December 31 2002
Net loss – as reported	$(1,442,991)	$(1,164,006)
Deduct: Total employees stock based compensation
Expense determined under fair value method for all
Awards	(8,025)	(15,343)

Net loss – pro-forma	$(1,451,016)	$(1,179,349)

Basic and diluted loss per share – as reported	$ (0.04)	$ (0.04)
Basic and diluted loss per share – pro-forma	$ (0.04)	$ (0.04)

The fair value of each option granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002
Risk-free rate	2.99%	3.40%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	127%	146%
Weighted average expected life of the options (months)	36	12

9.      Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

2003

2002

Net operating and capital losses

$

3,695,000

$

3,762,000

Capital assets

340,000

348,000

Mineral properties and deferred exploration costs

771,000

702,000

Investments

7,300

8,000

Undeducted financing costs

44,000

2,000

Valuation allowance

(4,857,300)

(4,822,000)

Future tax assets (liabilities)

$

-

$

-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $Nil (2002 - $293,000), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

2003

2002

2001

Provision (benefit) at Canadian

statutory rate

$

(514,000)

$

(438,000)

$

(193,000)

Permanent differences

4,700

160,000

66,000

Non-deductible stock option compensation

221,000

130,000

-

Effect of reduction in statutory rate

253,000

750,000

-

Increase (decrease) in

valuation allowance

35,300

(602,000)

127,000

$

-

$

-

$

-

9.

Income Taxes - Continued

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change in the valuation allowance is reflected in current income.

The Company’s future tax assets include approximately $44,000 (2002 - $2,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company has approximately $4,375,000 (2002 - $4,080,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.  In addition, the Company has non-capital losses of approximately $7,667,000 (2002 - $7,270,000) expiring in various amounts from 2004 to 2010 and allowable capital losses of approximately $2,705,000 (2002 - $2,705,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company’s future tax asset includes the tax effect of $1,050,000 (2002 - $75,000) related to exploration and development expenditures renounced on flow-through share issuances.  If and when the valuation allowance related to future tax assets covering this amount is reversed, the Company will recognize this benefit as an increase in share capital as opposed to income tax expense.

10.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)

Remuneration paid or payable to directors and officers of the Company in 2003 amounted to $171,650 (2002 - $184,000; 2001 - $120,698).  As at December 31, 2003, $98,100 (2002 - $110,500) is included in accounts payable to two different directors for remuneration.  During 2003, $Nil (2002 - $45,500) in consulting fees were settled through the issuance of shares and warrants (Note 7(d)).

b)

During 2003, the Company received $60,000 (2002 - $59,922; 2001 - $93,371) for rent and administrative services provided to companies with common directors.  These amounts are recorded as a reduction of administration expenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

10.

Related Party Transactions - Continued

a)

During 2001, the Company transferred shares held in Consolidated Pacific Bay Minerals Ltd. to settle amounts owing to a director totaling $68,000 (2003 - $Nil; 2002 - $Nil).  The 2001 transaction was recorded using the carrying values of the shares transferred which was consistent with the value of the shares being transferred at the date the agreement to transfer the shares was entered into.  The market price of the shares at the date of transfer was $130,000.

11.

Commitments

Pursuant to an agreement, the Company is obligated to pay $7,500 per month in compensation to its president, subject to certain conditions.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

a)

Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations.  The gross unrealized losses described in Note 2 are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

b)

Settlement of debt

Under Canadian GAAP, no value was assigned to the 250,000 fully exercisable warrants granted to directors in connection with the issuance of 250,000 shares for the settlement of amounts due to directors for consulting services in 2002.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

Under US GAAP, the warrants were valued on the date of the settlement agreement at $17,288 using the Black-Scholes option pricing model with the following assumptions:

2002

Risk-free interest rate

0.001%

Dividend yield

Nil%

Volatility factor of the expected market price

  of the Company’s common shares

146%

Weighted- average expected life of the warrants

  (months)

12

c)

Stock option compensation

Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto.  Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors.  Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant.  Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31,  2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $Nil; 2001 - $27,588). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 were as follows:

2001

Risk-free interest rate

4.94%

Dividend yield

Nil%

Volatility factor of the expected market price

  of the Company’s common shares

100%

Weighted- average expected life of the options

  (months)

24

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

d)

Under Canadian GAAP, no value was assigned to the warrants granted to agents in connection with the private placement of 3,430,000 units which was issued in December 2003 (Note 7).  Under US GAAP, the 514,500 agent warrants were valued on the closing date of the private placement using the Black-Scholes option pricing model with the following weighted average assumptions:

2003

Risk-free interest rate

2.59%

Dividend yield

-%

Volatility factor of the expected market price

  of the Company's common shares

92%

Weighted average expected life of the options (months)

18

The value of the warrants was approximately $80,835 which was charged against share capital as share issuance costs.  The net effect on the Company’s financial statements is $Nil.

e)

Under Canadian income tax regulation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP.  At the time of issue, the funds received are recorded as share capital.  For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under US GAAP.  As at December 31, 2003, unexpended flow-through funds were $1,050,000 (2002 - $75,000).

f)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances.  Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

The impact of the above on the financial statements is as follows:

	2003	2002	2000

Net loss per Canadian GAAP	$ (1,442,991)	$ (1,164,006)	$ (433,323)
Adjustments related to:
Loss on settlement of debt (b)	-	(17,288)	-
Stock option compensation (c)	-	-	(27,588)

Net loss per US GAAP	(1,442,991)	(1,181,294)	(460,911)
Unrealized gains (losses) on investments (a), (f)	14,414	(64,267)	(11,979)

Comprehensive loss per United States GAAP	$ (1,428,577)	$ (1,245,561)	$ (472,890)

Loss per share per US GAAP Basic and diluted	$ (0.04)	$ (0.04)	$ (0.02)

Shareholders’ equity per Canadian GAAP	$ 3,448,552	$ 2,321,253	$ 1,852,767
Adjustment related to:
Accumulated comprehensive loss - unrealized loss on investments (a)	(64,013)	(78,427)	(14,160)

Shareholders’ equity per US GAAP	$ 3,384,539	$ 2,242,826	$ 1,838,607

g)

In July 2001, the FASB issued FAS No 143, “Accounting for Asset Retirement Obligations” (“FAS 143”).  FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of the following freestanding instruments: a) Mandatorily redeemable instruments b) Financial instruments to repurchase an entity's own equity instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles

- Continued

Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities.  The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2003.

The implementation of these new standards did not have a material effect on the Company’s financial statements.

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46(R)), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”.  The primary objectives of FIN No. 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE.  This new model for consolidation applied to an entity for which either:  (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46(R) requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  As amended in December 2003, the effective dates of FIN No. 46(R) for all non-small business issuers are as follows:  (a) for interests in special-purpose entities:  periods ended after December 15, 2003; (b) for all VIEs created before January 31, 2003: periods ending after December 15, 2004; and (c) for all VIEs created after January 31, 2003, FIN 46(R) is applicable immediately.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company’s financial statements.

13.  Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

FORM 51-102F1

ANNUAL MANAGEMENT DISCUSSOIN AND ANALYSIS

FOR

CUSAC GOLD MINES LTD.

OVERVIEW

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing precious metals. The Company’s primary asset is the Table Mountain Gold Mine (“Table Mountain”) located in north central British Columbia, Canada.  Table Mountain is a former gold producer with significant mine and mill infrastructure, including a 300-ton per day ore processing facility, private roadways, underground working, various shops, buildings, and various regulatory permits required to for a producing mine.  Full-time operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades.   During the last few years, the price of gold has surged and renewed interest investor in the Company has resulted.  Based on this renewed interest, and favorable exploration results obtained in prior periods, management is currently seeking financing required to place its property back into production.  Although management is optimistic about raising the required capital for production, investors should be advised that there is no guarantee that such financing will be obtained.

Exploration Activity

Table Mountain is an advanced stage of exploration, and therefore the primary exploration method used is diamond drilling.  Cusac geologists have consolidated considerable exploration data from work carried out by Cusac, and other operators since the late 1970’s, using sophisticated software developed for the mining industry.  This consolidation activity has helped secure the Company’s information and knowledge about Table Mountain’s geology, ore reserves and exploration potential.  Drilling is very expensive and management seeks to deploy exploration resources with the best intelligence available.  However, mineral exploration involves a high degree of risk and no guarantee of favorable results is possible.

Exploration expenditures for the year were $296,332, compared to expenditures of $ 338,668 in 2002. These expenditures were primarily diamond drilling and salaries for geological staff working on the Table Mountain project.  Exploration activity started to increase significantly subsequent to the end of the period in May of 2004, in keeping with improved weather conditions.   Under agreements with investors subscribing to the Company’s December 31, 2003 “flow-through” financing, the Company is required to spend during calendar 2004 all of the $1,050,000 raised under that financing.  Results of this exploration activity will be disclosed in a timely manner via news wire and investors are directed to check with news services or the Company’s web site (www.cusac.com) for updated exploration information.

Results

As reflected on the attached financial statements, no revenues were achieved the period.   A loss of $1,442,991 for the year compares to a loss of $1,164,006 in 2002.  Administration expenses of $1,119,424 reflect an increase of $335,036 as compared to 2002.  Much of this increase is attributable to non-cash stock based compensation expenses of $620,600, up $274,276 compared to 2002, in part due to a change in the expected life of the options.

Tulameen Joint Venture Property Status

During a  prior period, Bright Star Ventures and Cusac Gold Mines determined that underlying terms to the properties acquired were not previously disclosed to the parties and that such terms could have a material effect on the parties' interest in the subject properties. Accordingly, the parties to protect its property interest have now commenced a court action to clarify the terms of the property acquisition.

The parties have commenced an action in the Supreme Court of British Columbia against Bruce Perry, Aboriginal Investments Ltd., Terrence P. Wells, Terrence C. Wells, Anthony Perry Joe and Leonard Percy Joe (together the defendants). Bright Star and Cusac are seeking damages against all defendants for damages relating to breach of implied and express terms of the transfer of the foregoing mineral claims to Cusac. The action was commenced by writ of summons and a statement of claim has been filed.  These legal proceedings continued during the period.

Liquidity And Capital Resources

During the period, the Company’s expenditures have been financed through issuance of common shares.  Equity financing raised during the year was $1,949,690, compared to $1,232,668 raised in 2002.  The increase in funding is attributable largely to the “flow through” private placement reference above.  Accounts payable and accrued liabilities at December 31, 2003 were 520,192, materially the same as last year’s figure of $514,619.   Accounts payable include accrued and unpaid management fees of $90,000 and amounts due to the Province of British Columbia for property taxes, “mineral taxes” and other fees totaling $174,000.  Subsequent to the end of the period, the Company entered into a payment agreement with the Province of BC whereby the total owing was reduced to $135,000, payable via monthly installments of $10,000 per month.

At December 31, 2003, the Company had a working capital surplus $636,057.  However, as the majority of cash on hand at December 31, 2003 is earmarked for exploration under the terms of the aforementioned “flow-through” financing, the Company is experiencing a shortfall in non-exploration working capital. Management is now seeking alternative working capital financing to make up any shortfall.

Outlook

Management believes that the price of gold will remain strong during the coming years and is optimistic that financing to reactivate commercial production at Table Mountain will be obtained, and that funds to continue exploration will be available as well.  Investors are reminded that Cusac’s operations are in Canada and its expenditures are in Canadian dollars.  For this reason, fluctuations in the price of gold as denominated in Canadian dollars can differ from US dollar denominated prices.  Historically, the Canadian dollar often rises and falls in parallel with the price of gold, mitigating in part adverse affects of US dollar gold price decreases.  Reserves and resources outline at Table Mountain are believed by management to be sufficient to generate approximately one year of profitable operations.  It is the intention of management to direct its exploration activities to expanding its reserves and resources to a level that can sustain multi-year production forecasts.  Due to the complexity and sensitivity surrounding the reporting and disclosing of mineral reserves and exploration potential, the Company has retained an independent and qualified geoscientist to quantify and explain the Company’s mineral assets in am engineering report that is written in compliance with Canadian securities policies (43-101).  A copy of this report and other important data is available via www.sedar.com maintained by Canadian securities authorities.   Copies of this and other disclosure documents can also be obtained by contacting the Company.  Investors are urged to explore these additional sources of information.

INVESTOR RELATION

Investor relations activity during the year consisted of routine shareholder communications.

FORM 52-109F2 – CERTIFICATION OF ANNUAL FILINGS

I, Guilford H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2003.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 19th day of May, 2004

“Guilford H. Brett”

Guilford H. Brett

President & CEO

FORM 52-109F2 – CERTIFICATION OF ANNUAL FILINGS

I, Guilford H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2003.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 19th day of May, 2004

“Guilford H. Brett”

Guilford H. Brett

President & CEO

CUSAC GOLD MINES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HERBY GIVEN that the Annual and Special General Meeting of the Members of Cusac Gold Mines Ltd. will be held at 911 – 470 Granville Street, Vancouver, British Columbia, on June 28, 2004 at the hour of 10:00 A.M. (Vancouver time) for the following purposes:

(1)

To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2003 and the report of the auditor thereon;

(2)

To re-appoint BDO Dunwoody, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(3)

To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual and Special General Meeting;

(4)

To elect Directors for the ensuing year;

(5)

To consider, and if deemed appropriate, pass an Ordinary Resolution that a further 1,070,000 Common Shares of the Company be, and the same are hereby, allotted to and reserved for issuance under the Company's Stock Option Plan resulting in a total of 5,000,000 Common Shares of the Company reserved for issuance under the Plan; and

(6)

To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to Pacific Corporate Trust Company at 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at Vancouver, British Columbia, this 18th day of May, 2004

      BY ORDER OF THE BOARD OF DIRECTORS

"Guilford H. Brett"

Guilford H. Brett,

President and Chief Executive Officer

CUSAC GOLD MINES LTD.

911 – 470 Granville Street

Vancouver, BC, V6C 1V5

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 18, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 28, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by Management of Cusac Gold Mines Ltd. (the "Company") for use at the Annual and Special General Meeting of Members to be held on June 28, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not compensate for doing so.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on April 30, 2004.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY.  A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO THE OFFICES OF PACIFIC CORPORATE TRUST LOCATED AT 10th FLOOR – 625 HOWE STREET VANCOUVER, B.C. V6C 3B8, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.  The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.  AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.  The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value.  As at the date of this Information Circular, 39,938,881 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.  May 18th, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual and Special General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three.

The three (3) persons named in the following table are Management’s nominees to the Board. Each Director elected will hold office until the next Annual and Special General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the British Columbia Business Corporations Act or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD FROM WHICH NOMINEE HAS BEEN A DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Guilford H. Brett Vancouver, B.C. CEO, Chairman & Director	CEO, Chairman and Director of the Company; President of Consolidated Pacific Bay Minerals Ltd.	1965	194,552
David H. Brett New Westminster, B.C. CFO, Vice President & Director	CFO, Vice President and Director of the Company; President of Knexa Solutions Ltd.	1996	Nil
Luard J. Manning North Vancouver, B.C. Director	Mining Engineer	1991	40,000

*

Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee.  Guilford H. Brett, David H. Brett and Luard J. Manning are the three current directors elected by the Board of Directors of the Company to the Audit Committee

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

The following table discloses annual salary and bonus and long-term compensation received by Guilford H. Brett as Chairman, Director and Chief Executive Officer of the Company (the “Named Executive Officer”) during the financial years ended December 31, 2001, 2002 and 2003, being the three most recently completed financial years of the Company.  No other officer’s annual compensation during such period exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation
					Awards	Payouts
Name and Position of Principal	Year	Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Guilford H. Brett (President, CEO & Chairman)	2003 2002 2001	90,000 90,000 90,000	Nil Nil Nil	Nil Nil Nil	750,000 300,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or Officers.

Options and Stock Appreciation Rights (“SAR”s)

Shareholders of the Company and the regulatory authorities have approved a Stock Option Plan through which shares are reserved from the Treasury of the Company for issuance to Directors and Key Employees of the Company pursuant to Incentive Stock Option Agreements to be entered into with them, all in accordance with the terms of the Stock Option Plan. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Under- lying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Guilford Brett	500,000 250,000	21.4% 10.7%	0.36 0.37	$0.36 $0.37	28/07/2006 14/11/2006

The following table sets out the aggregate options exercised by the Named Executive Officer during the most recently completed financial year and the aggregate financial year-end value of unexercised options:

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (b)	Aggregate Value Realized ($) (c)	Unexercised Options at FY-End Exercisable/ Unexerciseable (d)	Money Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable (e)
Guilford H. Brett	400,000	51,500[1]	650,000 Exercisable	23,500 Exercisable

Notes:

1.

The aggregate value realized represents the difference between the market value of the Common Shares at exercise and the exercise price, multiplied by the number of Common Shares acquired on exercise.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement dated January 1, 1988, as amended (the "Employment Agreement") with Guilford H. Brett for a term ending January 1, 2003 and automatically renewing thereafter on an annual basis unless terminated by either of the parties in accordance with the provisions of the Agreement.  Under the Employment Agreement Guilford Brett is to receive an annual salary of $90,000, subject to adjustment in accordance with changes in the Consumer Price Index for Canada, together with a car allowance of $600 per month.

Either the Company or Guilford Brett may terminate the Employment Agreement, without cause, on 12 months' written notice.  In the event of any such termination by the Company, the Company shall, at the expiration of such 12 month period pay to Guilford Brett an amount equal to 12 months' remuneration at the then current rate of remuneration.

In the event of a change of control of the Company, Guilford Brett has the option, until the first anniversary of such change, to terminate the Employment Agreement on 30 days notice.  If he elects to terminate the Employment Agreement, he is entitled to receive all money and benefits he would have received under the Employment Agreement to its next anniversary, together with 12 months' remuneration at the level of remuneration being paid to him at the date of termination.  A change of control is deemed to occur:

(a)

at such time as an individual or group of individuals who appear to be acting in concert, other than Guilford Brett or a group to which he belongs, acquires 20% or more of the outstanding Common Shares of the Company; or

(b)

at such time as a majority of the Board of Directors of the Company is constituted by persons other than persons who are, as at January 1, 1988, members of the Board of Directors of the Company.

Compensation of Directors

During the most recently completed financial year, the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to directors of the Company during the most recently completed financial year.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Under- lying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	260,000 120,000	11.1% 5.13%	.36 .37	.36 .37	28/07/2006 14/11/2006

The following table sets out information with respect to options and SARs exercised by non-executive directors during the most recently completed financial year and outstanding to the non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	240,000	53,400	330,000 Exercisable	12,000 Exercisable

Management Contracts

The Company is not party to Management Contracts with anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

APPOINTMENT OF AUDITOR.

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of BDO Dunwoody, Chartered Accountants, as the Company’s auditor until the next Annual and Special General Meeting of Members at a remuneration to be fixed by the board of directors.  BDO Dunwoody were first appointed auditors on May 21, 1976.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be Acted Upon

The Directors and Officers of the company have an interest in the resolutions concerning the ratification of acts of Directors and the approval of a further 1,070,000 Common Shares being allotted for issuance under the Plan.  Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2003

Private Placements

Pursuant to a private placement that closed April 25, 2003, Guilford Brett, President and a Director of the Company, subscribed for 26,500 units of the securities of the Company at a price of $0.45 per unit (for total purchase price of $11,925), each unit consisting of one common share in the capital of the Company and one one-year share purchase warrant, each such share purchase warrant entitling the holder thereof to acquire one additional share in the capital of the Company at a price of $0.50 for one year.

Except for the foregoing private placement subscriptions, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest direct or indirect in material transactions since January 1, 2003.

Other Related Party Transactions

During the financial year ended December 31, 2003, the Company received $60,000 for rent and administrative services provided to companies with common directors.

STOCK OPTION PLAN

The Company's Incentive Stock Option Plan (the "Plan") that is in place today was first approved by the shareholders at the Annual General Meeting of the Company held in June 1995. As instituted at that time, the Plan provided for a maximum of 3,000,000 Common Shares of the Company to be administered under that Plan with the limitation that the options granted and outstanding, at any time, could not exceed 10% of the issued shares of the Company. At the Company's Annual General meeting in 1998, the shareholders approved the addition of a further 3,000,000 Common Shares to the Plan to replenish the Plan to its original level.

At the Company's Annual and Special General Meeting held in June 28, 2002, shareholders of the Company approved an amendment to the Company's Plan to increase the number of shares that may be allotted for administration under the Plan from time to time to a maximum of 5,000,000 common shares to include all options granted and outstanding at that time. Following receipt of shareholder approval, on applying to the TSX Exchange for approval to the amendment to the Plan and listing of the additional shares, due to working capital restraints, the Company only applied for 3,000,000 additional shares to be listed for administration under the Plan.

At the Company's meeting held in June 27, 2003, the shareholders approved an allotment of 3,210,000 shares to the Plan that both replenished the Plan for options that had been exercised in the 12 months ended March 31, 2003 and increased the total shares available for administration under the Plan closer to the 5,000,000 maximum allowed.

The following table sets out the Common Shares allotted for administration under the Plan, the options that have been granted under the Plan and the options exercised under the Plan since its inception:

Year	Shares Allotted for Plan	Options Granted	Options Exercised	Options Cancelled/Expired	Options Outstanding at Year-end	Unallocated Allotment
1995	3,000,000					3,000,000
1996		980,000		200,000	780,000	2,220,000
1997		2,380,000	685,000	1,315,000	1,160,000	1,155,000
1998	3,000,000	3,030,000	1,300,000	1,365,000	1,525,000	2,490,000
1999		1,100,000	150,000	715,000	1,760,000	2,105,000
2000		2,150,000	1,730,000	420,000	1,760,000	375,000
2001/02[1]		690,000	1,000,000	440,000	1,010,000	125,000
2002/03[2]	3,000,000	2,450,000	2,415,000	225,000	820,000	900,000
2003/04[2]	3,210,000	2,340,000	1,000,000	50,000	2,110,000	1,820,000
Totals	12,210,000	15,120,000	8,280,000	4,730,000

Notes:

1.

For the 15 months ended March 31, 2002.

2.

For the 12 month period ended March 31.

As the table demonstrates above, since the inception of the Plan in 1995, shareholders have approved the allotment of a total of 12,210,000 Common Shares to the Plan, of which 8,280,000 shares have been granted as options and exercised, 2,110,000 have been granted as options and remain outstanding and 1,820,000 are available for future grants.

During the period ended March 31, 2004, options with respect to 1,000,000 Common Shares of the Company were exercised leaving a total of 3,930,000 shares under the administration of the Plan being the 2,110,000 outstanding options that have been granted and not yet exercised and the 1,820,000 shares still available for future grants.

At the Meeting, shareholders will be asked to approve by way of an Ordinary Resolution (a resolution of a majority of the shareholders present in person or by proxy at the Meeting and entitled to vote thereat) the following:

" That a further 1,070,000 Common Shares of the Company be, and the same are hereby, allotted to and reserved for issuance under the Company's Stock Option Plan resulting in a total of 5,000,000 Common Shares of the Company reserved for issuance under the Plan."

This resolution is sought in order to replenish the Plan to its full authorized level of 5,000,000 shares and to provide additional unallocated shares to the Plan for future option grants.

The allotment of an additional 1,070,000 Common Shares for the Plan is subject to the approval of the TSX Exchange.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 18th day of May, 2004.

CUSAC GOLD MINES LTD.

  “Guilford H. Brett”

  “David H. Brett”

GUILFORD H. BRETT

DAVID H. BRETT

President, Chief Executive Officer

Chief Financial Officer

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CUSAC GOLD MINES LTD. (the “Company”)

TO BE HELD AT 911 - 470 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA ON

MONDAY, JUNE 28, 2004 AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints Guilford H. Brett, or failing this person, David H. Brett, both Directors of the Company, or in the place of the foregoing,                                                      (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ___________________________

PRINT NAME: ______________________________________________

DATE SIGNED: _____________________________________________

NUMBER OF SHARES: _______________________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To re-appoint BDO Dunwoody, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors		N/A
2. To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual and Special General Meeting			N/A
3. (a) To elect as a Director, GUILFORD H. BRETT		N/A
(b) To elect as a Director, DAVID H. BRETT		N/A
(c) To elect as a Director, LUARD J. MANNING		N/A

4.

To pass an Ordinary Resolution that a further 1,070,000 Common Shares of the Company be, and the same are hereby, allotted to and reserved for issuance under the Company's Stock Option Plan resulting in a total of 5,000,000 Common Shares of the Company reserved for issuance under the Plan

N/A

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.  The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.N  Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)     and     Internet voting at http://www.stocktronics.com/webvote

911-470 Granville St.

Vancouver, B.C. V6C 1V5

For Immediate Release.

Vancouver, BC.,  May 10, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that the $3 million convertible debenture financing, as arranged by Canaccord Capital and announced January 29, 2004, will not proceed at this time due to current market conditions.  The parties have agreed to investigate the potential of a new financing arrangement at a later date.   During the months the Canaccord engagement was in place, the Company had received expressions of interest from various parties in providing Cusac with the funding required to place the Table Mountain mine back into production.  Management will now revisit those parties and seek alternative funding sources as well.

The Company completed a $1,050,000 exploration financing in December of 2003 and has now initiated an extensive drill program at Table Mountain.  The exploration crew has mobilized to the property and drilling is now underway.  Results of this new exploration program will be announced as they are obtained.  Further details about the exploration program outlining the specific targets and objectives of the drilling will be announced in the coming days.

“I am excited about the exploration program we have underway,” said Guilford Brett, CEO and Founder of Cusac.  “Table Mountain has tremendous potential to deliver new high-grade results.”

CUSAC GOLD MINES LTD.

PER:

“Guilford Brett”

Guilford H. Brett

President & Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.